COMPANHIA BRASILEIRA	SENDAS S.A.
DE DISTRIBUIÇÃO
Publicly Held Company	PUBLICLY HELD COMPANY
CNPJ/MF No 47.508.411/0001-56	CNPJ/MF No 31.911.548/0001-07

MATERIAL FACT

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD”) and SENDAS S.A. (“SENDAS”), in compliance with Article 157, paragraph 4th of Law No. 6.404/76, as well as with the terms of the Brazilian Securities and Exchange Commission — CVM Rule No. 358/02, hereby inform to their shareholders and to the investors in general that:

1.	In order to reduce the net indebtedness of Sendas Distribuidora S.A., a company which resulted from the association of SENDAS and CBD to conduct business in the Estate of Rio de Janeiro, SENDAS, CBD and mutual funds of the AIG Group ("AIG"), entered into an Agreement in November 30, 2004, through which AIG shall invest in Sendas Distribuidora S.A. an amount in Brazilian Reais equivalent to US$ 50 million, through the acquisition of 157.082.802 Class B Preferred Shares of issuance of Sendas Distribuidora S.A., representing 14,86% of its capital;

2.	According to the Agreement, CBD and AIG executed reciprocal purchase and sell options on the shares of Sendas Distribuidora .S.A. purchased by AIG, that may be exercised within approximately 4 years.

3.	At the exercise of the options referred to in item 2 above, the shares of issuance of Sendas Distribuidora S.A., purchased by AIG as mentioned in item 1 above, shall represent a credit held by AIG against CBD, which shall be used to subscribe up to 3.000.000.000 (three billion) preferred shares of issuance of CBD, that will be created in a future capital increase.

4.	The issuance price of the preferred shares of issuance of CBD shall have as basis the market-value of the shares at the time of the capital increase. The capital increase shall permit AIG to subscribe the maximum quantity of preferred shares of issuance of CBD as mentioned above, and the shareholders of the CBD to subscribe preferred shares.

5.	Through the transaction mentioned above, the management of CBD complies with its goal of reducing indebtedness and increasing capital structure strength of Sendas Distribuidora S.A.

São Paulo, December 30, 2004.

ABILIO DINIZ	ARTHUR ANTONIO SENDAS
President of the Board of Directors	President of the Board of Directors
COMPANHIA BRASILEIRA
DE DISTRIBUIÇÃO	SENDAS S.A.